Marubeni
CORPORATION

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

07021194

Date: 2007/2/19

SUPPL

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*Financial Results for the 3RD Quarter of FY2006 (US GAAP Basis)
*Outline of Financial Results for the 3rd Quarter of FY2006
*Summary of Consolidated Financial Results for the 3rd Quarter of FY2006
*News Releases

Investor Relations Section
Finance Dept.
Marubeni Corporation

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

January 31, 2007
Marubeni Corporation

Financial Results for the 3rd Quarter FY2006 and Prospects for FY2006 (US GAAP Basis)

(Unit billions of yen)

Operating Results	1st-3rd Quarter FY2006 Results	3rd Quarter	1st-3rd Quarter FY2005 Results (*2)	1st-3rd Quarter FY05/06 Variance	Ratio	Prospects for FY2006	Progress
Total volume of trading transactions (*1)	6,990.1	2,303.4	6,120.1	870.1	14%	9,500.0	74%
Gross trading profit	389.4	124.4	362.7	26.8	7%	535.0	73%
Selling, general and administrative expenses	-266.5	-91.6	-254.1	-12.4		-370.0	
Provision for doubtful accounts	0.8	0.1	-3.8	4.6		-3.0	
Operating profit (*1)	123.7	32.9	104.7	19.0	18%	162.0	76%
Interest expense, net of interest income	-24.5	-9.3	-19.6	-4.9		-36.0	
Dividends	11.8	7.5	6.6	5.1		16.0	
Gain (loss) on investment securities	11.0	4.7	5.3	5.7		}	
Gain (loss) on property and equipment	-3.7	-0.9	-5.4	1.7		-5.0	
Other-net	-1.4	-1.4	0.2	-1.6		}	
Equity in earnings (losses) of affiliated companies (*2)	39.8	16.2	33.0	6.9		50.0	
Income (loss) from continuing operations before income taxes	156.7	49.7	124.8	31.9	26%	187.0	84%
Provision (benefit) for income taxes	-56.1	-18.2	-53.2	-2.9		-66.0	
Minority interests in consolidated subsidiaries	-5.0	-1.5	-3.2	-1.8		-6.0	
Net income (loss) from continuing operations	95.6	30.0	68.5	27.2	40%	115.0	83%
Loss from Discontinued Operations (after income tax)	-	-	-6.4	6.4		-	
Net income (loss)	95.6	30.0	62.0	33.6	54%	115.0	83%

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice
(*2) As of FY 2006, Equity in earnings (losses) of affiliated companies are included within income before income taxes
Some of the figures for 1st-3rd Quarter FY2005 have been reclassified accordingly

Revenue (*3)	2,737.5	929.9	2,327.8	409.7	18%		

(*3) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19

Adjusted operating profit (*4)	122.9	32.8	108.5	14.4	13%	165.0	74%
Core earnings (*5)	177.9	56.5	148.1	29.7	20%	234.3	76%

(*4) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)
(*5) Core earnings = Adjusted operating profit + Dividend income + Equity in earnings of affiliated companies (excluding restructuring costs)

Financial Condition	December 31 2006	March 31 2006	Variance
Total assets	4,784.2	4,587.1	197.1
(Current assets)	(2,435.9)	(2,168.6)	(267.3)
(Fixed assets)	(2,348.3)	(2,418.5)	(-70.2)
Shareholders' equity	726.2	663.8	62.4
Interest-bearing debt	2,292.2	2,267.0	25.2
Net interest bearing debt	1,921.4	1,876.4	45.1
D/E ratio (*6)	2.65x	2.83x	-0.18 points

(*6) D/E ratio is calculated based on net interest-bearing debt

Surplus/Deficit of Consolidated Companies	December 31 2006	December 31 2005	Variance
Number of profit making companies	428	434	-6
Number of loss making companies	132	130	2
Total number of companies	560	564	-4
Ratio of profit making companies	76.4%	77.0%	-0.6 points

	1st-3rd Q FY2006	1st-3rd Q FY2005	Variance
Surplus amount	110.7	86.1	24.6
Deficit amount	-11.1	-13.2	2.1
Net Income (loss)	99.6	72.9	26.7

Major Financial Indicators and Financial Yearly Prospects

Major Financial Indicators	1st-3rd Quarter FY06	1st-3rd Quarter FY05	Variance	*Assumptions for the current yearly prospects* 4th Quarter FY06
1) Foreign Exchange Rate (YEN/USD)	116.19	112.11	(Yen down by 4.08 yen)	117
2) JPY TIBOR(%)	0.377	0.087	(up by 0.290%)	0.500
USD LIBOR(%)	5.344	3.799	(up by 1.545%)	5.400
3) Oil (USD/Barrel) *North Sea Brent	67	54	(up by USD13/Barrel)	60
Copper (USD/MT) *LME	6,612	3,471	(up by USD3,141/MT)	7,000

Outline of Financial Results for the 3rd Quarter FY2006

Highlights of 1st-3rd Quarter FY2006 Financial Results

- ○ Net income for the first three quarters of FY2006 recorded a new historical high of 95.6 billion yen, and was 33.6 billion yen (54%) higher than the 62.0 billion yen reported for the same period the previous fiscal year. Furthermore, it was 21.8 billion yen higher than the FY2005 yearly result of 73.8 billion yen. Gross trading profit increased 26.8 billion yen (7%) to 389.4 billion yen, while income before income tax increased 31.9 billion yen (26%) to 156.7 billion yen.
- ○ Adjusted operating profit increased 14.4 billion yen (13%) to 122.9 billion yen, and core earnings increased 29.7 billion yen (20%) to 177.9 billion yen.
- ○ Shareholders' equity increased 62.4 billion yen from the end of the previous fiscal year to 726.2 billion yen on the buildup of net income for the period, despite a decrease in unrealized gains (losses) on investment securities from a realization of gains through sales of listed stock, and others.
- ○ Net interest-bearing debt was 1,921.4 billion yen. The D/E ratio was 2.65 and showed an improvement of 0.18 points from the end of the previous fiscal year.

Main Items

1) Total volume of trading transactions ... 6,990.1 billion yen
Total trading transactions increased 870.1 billion yen over the same period the previous year. By major segment, growth was recorded in Energy (+261.9), Metals & Mineral Resources (+216.5), and Overseas corporate subsidiaries & branches (+145.3). In addition, reported transactions were 156.0 billion yen higher due to the impact of the weaker yen.
(Note) Amounts in parenthesis represent the amount of year-on-year change (unit billions of yen)

2) Gross trading profit ... 389.4 billion yen
Year-on-year growth was 26.8 billion yen. See below chart for segmental figures

3) Selling, general and administrative expenses ... -266.5 billion yen
Year-on-year increase was 12.4 billion yen, owing mainly to personnel expenses

4) Provision for doubtful accounts ... 0.8 billion yen
The improvement of 4.6 billion yen over the same period the previous fiscal year was mainly due to provisions for overseas bad debt posted in the previous year

5) Interest expense, net of interest income ... -24.5 billion yen
Increase of 4.9 billion yen over the previous fiscal year was due mainly to rising US dollar interest rates

6) Dividends ... 11.8 billion yen
Dividends increased by 5.1 billion yen year-to-year mainly through Energy-related dividends

7) Gain (Loss) on investment securities ... 11.0 billion yen
- Gain (Loss) on sales of investment securities 15.3 billion yen (+9.3 billion yen year-on-year)
- Valuation loss on investment securities -4.3 billion yen (-3.6 billion yen year-on-year)

The net gain increased 5.7 billion yen due to the sales of listed stock and unlisted broadcasting-related investment, despite a valuation loss on electronic materials-related investment

8) Gain (Loss) on property and equipment ... -3.7 billion yen
- Gain on sale of property and equipment 2.2 billion yen (+1.6 billion yen year-on-year)
- Loss on sale /Valuation loss of property and equipment -5.9 billion yen (+0.1 billion yen year-on-year)

The overall loss improved by 1.7 billion yen year-on-year through a reexamination of assets in subsidiaries

9) Other-net ... -1.4 billion yen
This item worsened by 1.6 billion yen year-on-year, mainly due to a decrease in currency exchange gains

10) Equity in earnings (losses) of affiliated companies ... 39.8 billion yen
This item increased by 6.9 billion yen year-on-year. Main items are provided below
Marubeni-Itochu Steel Inc 14.1 billion yen (+0.9 billion yen year-on-year)
Nippon LP Resources 11.7 billion yen (+5.8 billion yen year-on-year)

(Unit billions of yen)

Operating Segments	Gross trading profit 1st-3rd Quarter FY06	Gross trading profit 1st-3rd Quarter FY05	Gross trading profit Variance	Net income (loss) 1st-3rd Quarter FY06	Net income (loss) 1st-3rd Quarter FY05	Net income (loss) Variance	Main reasons for increase/decrease
Agri-Marine Products	52.7	52.2	0.5	7.1	6.4	0.7	Despite a conversion of a subsidiary into an affiliate, gross trading profit increased mainly in foodstuffs and beverages. Net income also increased with increased equity in earnings of affiliates
Textile	18.7	18.6	0.1	0.6	0.5	0.1	Net income for the period remained stagnant even though gross trading profit decreased due to lower profit ratio in apparel products, mainly owing to an improvement in gain (loss) on investment securities
Forest Products & General Merchandise	41.5	36.0	5.5	7.6	0.0	7.6	Added to the growth in gross trading profit from the effect of the consolidation of the Musi Pulp Project, the absence of loss from discontinued operations posted last year resulted in a sharp increase in net income
Chemicals	23.0	23.1	-0.1	1.2	5.4	-4.3	Net income suffered a sharp decline with the valuation loss posted in electronic materials-related investment
Energy	60.6	48.6	11.9	21.6	16.5	5.1	A sharp increase in gross trading profit mainly from concessions in natural resources fields added to an increase in dividends supported a significant increase in net income for the period
Metals & Mineral Resources	13.6	18.9	-5.3	19.4	13.4	6.0	Despite a decrease in gross trading profit from an absence of a transitory profit posted last year, increased equity in earnings from the copper mining and smelter business resulted in a sharp increase in net income
Transportation & Industrial Machinery	40.4	40.4	-0.1	7.8	4.5	3.3	Increase in net income resulted from an increased revenue centering on aerospace businesses and an improvement in equity in earnings, and an absence of a withdrawal loss from an automotive-related business posted last year
Power Projects	19.5	16.5	3.0	7.1	5.6	1.5	Both net income and gross trading profit increased mainly in overseas IPP projects
Plant, Ship & Infrastructure Projects	11.7	9.9	1.9	1.5	3.6	-2.1	Gross trading profit increased with an increase of overseas plant projects, yet decrease in equity in earnings from a project located in Central America lead to a decline in net income for the period
Information & Communication	20.2	19.6	0.6	1.6	-1.3	2.9	Gross trading profit increased in domestic subsidiaries. In addition, profit from sales of broadcasting-related investment contributed to a significant rise in net profit
Development & Construction	24.8	20.6	4.3	6.0	2.0	4.0	Both gross trading profit and net income showed significant increase through buoyant sales of housing in both domestic and overseas markets
Finance, Logistics & New Business	7.3	5.2	2.1	4.2	3.2	1.0	Gross trading profit increased from a consolidation of a subsidiary. In addition, net income increased through higher profit in investment funds
Iron & Steel Strategies and Coordination	0.5	0.7	-0.1	12.6	14.8	-2.1	Net income for the period dropped due to a decrease in equity in earnings of affiliated companies, and to an increase in taxes
Overseas corporate subsidiaries & branches	61.4	58.4	3.0	6.3	6.8	-0.5	Gross trading profit increased due to effects of currency translation, while net income decreased from lower outcome from Marubeni Europe, and others
Corporate & elimination	-6.4	-6.0	-0.4	-8.8	-19.4	10.5	――――
Consolidated	389.4	362.7	26.8	95.6	62.0	33.6	

(Note1) Effective April 1, 2006, the figures of each operating segment are shown based on US GAAP. Until then, the figures of each segment were shown according to Japanese accounting practice, and therefore the difference between the two standards for the 1st-3rd quarter FY2005 is included in "corporate & elimination"
(Note2) Effective April 1, 2006, the segments of *Transportation Machinery*, *Industrial Machinery & Information Business*, and *Plant, Power & Infrastructure Projects* have been reorganized as *Transportation & Industrial Machinery*, *Power Projects*, *Plant, Ship & Infrastructure Projects*, and *Information & Communication*. Furthermore, *Domestic Branches & Offices* have been incorporated into *Corporate & elimination* due to its significance. Accordingly, the above segment information has been restated

Outline of FY2006 Prospects

- Forecast of consolidated results for FY2006 (115.0 billion yen) is unchanged from that in the announcement on October 27, 2006.

82-616

January 31, 2007

Summary of Consolidated Financial Results

for the 3rd Quarter FY2006

(April 1, 2006 – December 31, 2006)

**This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

January 31, 2007

Summary of Consolidated Financial Statements for the 3rd Quarter FY2006 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Adoption of US GAAP : YES

1. Items regarding preparation for the summary of the Quarterly Results

1) Adoption of simplified accounting procedures: None
2) Changes in accounting policies from the latest consolidated fiscal year: None
3) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method: Yes
Subsidiaries (Newly included) 26 (Excluded) 27 Affiliated companies (Newly included) 15 (Excluded) 9
Number of subsidiaries and affiliated companies by equity method:

	December 31, 2006	March 31, 2006
Subsidiaries :	387	388
Affiliated companies :	173	167

2. Consolidated financial results for 1st - 3rd Quarter FY2006 (April 1, 2006 - December 31, 2006)

(1)Consolidated business results

	Total volume of trading transactions		Operating profit		Income from continuing operations before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st - 3rd Quarter FY2006	6,990,142	14.2	123,712	18.1	156,688	25.5	95,606	54.1
1st - 3rd Quarter FY2005	6,120,053	7.1	104,741	79.5	124,810	71.8	62,035	78.6
FY2005	8,686,532		143,248		133,055		73,801	

	Basic Earnings per Share	Diluted EPS
	(yen)	(yen)
1st - 3rd Quarter FY2006	58.56	55.15
1st - 3rd Quarter FY2005	41.04	34.06
FY2005	48.34	40.46

(Note) [1] The results of the 1st - 3rd quarter are not audited by independent auditors.

[2] Average number of outstanding shares for the term (Consolidated basis)
1st - 3rd Quarter FY2006 (Common Stock) 1,622,226,485 Class I preferred shares 66,330,532
1st - 3rd Quarter FY2005 (Common Stock) 1,493,146,286 Class I preferred shares 75,500,000
FY2005 (Common Stock) 1,495,360,142 Class I preferred shares 75,500,000

[3] The ratios shown beside total volume of trading transactions, operating profit, income from continuing operations before income taxes, and net income represents the variance from the previous same period.

[4] For Japanese investors' convenience, total volume of trading transactions and operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.

[5] As of FY 2006, Equity in earnings (losses) of affiliated companies are included within income before income taxes. Some of the figures in FY2005 have been reclassified accordingly.

<Qualitative information concerning the progress of operating results (consolidated)>

Total volume of trading transactions for the 1st - 3rd Quarter increased by 14.2 % from the same period of the previous year, to 6,990.1 billion yen, mainly due to increase in Energy, Metals & Mineral Resources, and Overseas corporate branches & subsidiaries.
Operating profit increased by 18.1% compared to the same period of the previous year, to 123.7 billion yen, due to an increase in gross trading profit in Energy and Forest Products & General Merchandise, and others.
Income from continuing operations before income taxes increased by 25.5% from the same period of the previous year, to 156.7 billion yen, due to an increase in operating profit and equity in earnings (losses) of affiliated companies.
Net income increased 54.1% compared to the same period of the previous year, to 95.6 billion yen due to an increase in income from continuing operations before income taxes, and with an absence of loss from discontinued operations.

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
December 31, 2006	4,784,180	726,151	15.2	412.17
March 31, 2006	4,587,072	663,787	14.5	365.14

<Qualitative information concerning the change of financial conditions (consolidated)>

Total assets was 4,784.2 billion yen, which was an increase of 197.1 billion yen, or 4.3%, and net interest bearing debt increased by 45.1 billion yen to 1,921.4 billion yen, from the end of March 2006.
Shareholders' equity increased by 62.4 billion yen, or 9.4 % from the end of March 2006, to 726.2 billion yen, mainly due to the accumulation of net income.

***(Reference)* Forecast of consolidated financial results for FY2006 (April 1, 2006 - March 31, 2007)**

Prospect of consolidated financial results for FY2006 remains unchanged at this point from that announced on October 27, 2006.
The above prospect is based on information available at the date of this material's release, and assumptions on uncertain factors that may have an effect on future results. Actual results may differ from the forecast as a result of various causes.

Marubeni Corporation
Consolidated Statements of Income

	Millions of yen			
	Nine months ended December 31			
	2006	2005	Variance	Ratio
Revenues:				
Revenues from trading and other activities	**¥2,600,448**	¥2,190,775	¥ 409,673	18.7%
Commissions on services and trading margins	**137,044**	137,013	31	0.0%
Total	**2,737,492**	2,327,788	409,704	17.6%
Cost of revenues from trading and other activities	**-2,348,054**	-1,965,116	-382,938	19.5%
Gross trading profit	**389,438**	362,672	26,766	7.4%
Expenses and other:				
Selling, general and administrative expenses	**-266,522**	-254,142	-12,380	4.9%
Provision for doubtful accounts	**796**	-3,789	4,585	-
Interest income	**17,527**	16,015	1,512	9.4%
Interest expense	**-42,050**	-35,647	-6,403	18.0%
Dividends received	**11,760**	6,637	5,123	77.2%
Impairment loss on investment securities	**-4,288**	-719	-3,569	496.4%
Gain (loss) on sales of investment securities	**15,315**	6,042	9,273	153.5%
Gain (loss) on property and equipment	**-3,688**	-5,370	1,682	-31.3%
Equity in earnings (losses) of affiliated companies-net	**39,827**	32,959	6,868	20.8%
Other – net	**-1,427**	152	-1,579	-
Total	**-232,750**	-237,862	5,112	-2.1%
Income (loss) from continuing operations before income taxes	**156,688**	124,810	31,878	25.5%
Provision for income taxes	**-56,102**	-53,173	-2,929	5.5%
Income (loss) from continuing operations	**100,586**	71,637	28,949	40.4%
Minority interests in consolidated subsidiaries	**-4,980**	-3,182	-1,798	56.5%
Net income (loss) from continuing operations	**95,606**	68,455	27,151	39.7%
Loss from Discontinued Operations (after income tax)	**-**	-6,420	6,420	-
Net Income	**¥ 95,606**	¥ 62,035	¥ 33,571	54.1%
Dividend for preferred shares	**¥ 605**	¥ 755	¥ -150	-19.9%
Net income available for common shareholders	**95,001**	61,280	33,721	55.0%
Basic earnings per share *(yen)*	**58.56**	41.04	17.52	42.7%
Diluted earnings per share *(yen)*	**55.15**	34.06	21.09	61.9%
Total volume of trading transactions (Based on Japanese accounting practice)	**6,990,142**	6,120,053	870,089	14.2%
Operating profit (Based on Japanese accounting practice)	**123,712**	104,741	18,971	18.1%

(Note 1) These financial statements are not audited by independent public accountants.

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2)Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006.

Some of the figures for 1st - 3rd Quarter FY2005 have been reclassified accordingly.

Marubeni Corporation

Consolidated Statements of Income

(Three Months Ended December 31, 2006 and 2005)

	Millions of yen			
	Three months ended December 31			
	2006	2005	Variance	Ratio
Revenues:				
Revenues from trading and other activities	**¥ 881,466**	¥ 752,844	¥ 128,622	17.1%
Commissions on services and trading margins	**48,461**	47,266	1,195	2.5%
Total	**929,927**	800,110	129,817	16.2%
Cost of revenues from trading and other activities	**-805,505**	-673,664	-131,841	19.6%
Gross trading profit	**124,422**	126,446	-2,024	-1.6%
Expenses and other:				
Selling, general and administrative expenses	**-91,624**	-86,469	-5,155	6.0%
Provision for doubtful accounts	**64**	-613	677	-
Interest income	**5,897**	5,897	0	0.0%
Interest expense	**-15,197**	-13,340	-1,857	13.9%
Dividends received	**7,542**	1,040	6,502	625.2%
Impairment loss on investment securities	**-121**	-81	-40	49.4%
Gain (loss) on sales of investment securities	**4,783**	3,530	1,253	35.5%
Gain (loss) on property and equipment	**-891**	-2,219	1,328	-59.8%
Equity in earnings (losses) of affiliated companies-net	**16,175**	10,800	5,375	49.8%
Other – net	**-1,398**	3,612	-5,010	-
Total	**-74,770**	-77,843	3,073	-3.9%
Income (loss) from continuing operations before income taxes	**49,652**	48,603	1,049	2.2%
Provision for income taxes	**-18,172**	-23,213	5,041	-21.7%
Income (loss) from continuing operations	**31,480**	25,390	6,090	24.0%
Minority interests in consolidated subsidiaries	**-1,519**	-1,458	-61	4.2%
Net income (loss) from continuing operations	**29,961**	23,932	6,029	25.2%
Loss from Discontinued Operations (after income tax)	-	-20	20	-
Net Income	**¥ 29,961**	¥ 23,912	¥ 6,049	25.3%
Total volume of trading transactions (Based on Japanese accounting practice)	**2,303,404**	2,105,682	197,722	9.4%
Operating profit (Based on Japanese accounting practice)	**32,862**	39,364	-6,502	-16.5%

(Note 1) These financial statements are not audited by independent public accountants.

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2)Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006.

Some of the figures for 3rd Quarter FY2005 have been reclassified accordingly.

Marubeni Corporation
Consolidated Balance Sheets

	Millions of yen		
	December 31 2006	March 31 2006	**Variance**
Assets			
Current assets:			
Cash and cash equivalents	¥ **348,415**	¥ 368,936	¥ **-20,521**
Time deposits	**22,301**	21,674	**627**
Investment securities	**34,895**	20,989	**13,906**
Notes and accounts receivable - trade:			
Notes receivable	**128,916**	90,973	**37,943**
Accounts receivable	**990,164**	896,781	**93,383**
Due from affiliated companies	**86,301**	79,553	**6,748**
Allowance for doubtful accounts	**-16,498**	-17,910	**1,412**
Inventories	**417,479**	395,599	**21,880**
Advance payments to suppliers	**196,568**	109,330	**87,238**
Deferred income taxes	**38,332**	32,048	**6,284**
Prepaid expenses and other current assets	**189,018**	170,644	**18,374**
Total current assets	**2,435,891**	2,168,617	**267,274**
Investments and long-term receivables:			
Affiliated companies	**455,744**	314,261	**141,483**
Securities and other investments	**553,359**	615,361	**-62,002**
Notes, loans and accounts receivable - trade	**178,316**	214,763	**-36,447**
Allowance for doubtful accounts	**-66,005**	-81,964	**15,959**
Property leased to others, at cost, less accumulated depreciation	**160,306**	231,747	**-71,441**
Total investments and long-term receivables	**1,281,720**	1,294,168	**-12,448**
Net property and equipment	**748,610**	780,809	**-32,199**
Prepaid pension cost	**60,843**	83,746	**-22,903**
Deferred income taxes	**48,350**	52,364	**-4,014**
Intangible fixed assets	**89,799**	89,325	**474**
Goodwill	**30,732**	27,936	**2,796**
Other assets	**88,235**	90,107	**-1,872**
Total assets	¥ **4,784,180**	¥ 4,587,072	¥ **197,108**

*These financial statements are not audited by independent public accountants.

*These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Balance Sheets (continued)

	Millions of yen		
	December 31 2006	March 31 2006	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ **268,718**	¥ 368,491	¥ **-99,773**
Current portion of long-term debt	**148,912**	219,650	**-70,738**
Notes and accounts payable-trade			
Notes and acceptances payable	**207,238**	186,741	**20,497**
Accounts payable	**727,499**	715,370	**12,129**
Due to affiliated companies	**47,555**	46,432	**1,123**
Advance payments received from customers	**171,009**	97,673	**73,336**
Income taxes	**17,172**	16,220	**952**
Deferred income taxes	**3,834**	3,310	**524**
Accrued expenses and other current liabilities	**315,316**	307,342	**7,974**
Total current liabilities	**1,907,253**	1,961,229	**-53,976**
Long-term debt, less current portion	**2,063,119**	1,879,739	**183,380**
Employees' retirement benefits	**10,129**	9,129	**1,000**
Deferred income taxes	**28,648**	26,189	**2,459**
Minority interests in consolidated subsidiaries	**48,880**	46,999	**1,881**
Shareholders' equity:			
Paid-in capital	**262,686**	262,686	**-**
Additional paid-in capital	**155,906**	155,903	**3**
Retained earnings (losses)	**274,268**	193,772	**80,496**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**88,582**	109,035	**-20,453**
Currency translation adjustments, net of reclassification	**-49,064**	-53,450	**4,386**
Net unrealized losses on derivatives	**-4,076**	-2,116	**-1,960**
Minimum pension liability adjustment	**-1,717**	-1,717	**-**
Cost of common stock in treasury	**-434**	-326	**-108**
Total shareholders' equity	**726,151**	663,787	**62,364**
Total liabilities and shareholders' equity	¥ **4,784,180**	¥ 4,587,072	¥ **197,108**

Information on Operating Segments (1st-3rd Quarter)

◆ *1st-3rd quarter of FY2006 (April 1, 2006-December 31, 2006)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions	782,272	282,127	642,717	645,917	1,801,261
Gross trading profit	52,729	18,723	41,471	23,045	60,557
Operating profit (loss)	10,492	1,431	17,485	6,446	38,941
Equity in earnings (losses) of affiliated companies	5,194	-108	292	-82	357
Segment net income (loss)	7,058	637	7,567	1,166	21,583
Segment assets (as of December 31, 2006)	584,918	139,114	536,641	217,136	638,968

	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions	745,710	443,104	195,150	424,090	161,191
Gross trading profit	13,593	40,357	19,481	11,722	20,155
Operating profit (loss)	8,504	8,771	9,039	1,096	604
Equity in earnings (losses) of affiliated companies	13,047	2,707	3,363	342	-502
Segment net income (loss)	19,398	7,764	7,059	1,543	1,564
Segment assets (as of December 31, 2006)	289,212	280,625	397,093	326,582	110,784

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	116,057	30,617	516	1,022,128	-302,715	6,990,142
Gross trading profit	24,843	7,338	516	61,351	-6,443	389,438
Operating profit (loss)	12,999	940	-575	10,391	-2,852	123,712
Equity in earnings (losses) of affiliated companies	507	535	14,991	-94	-722	39,827
Segment net income (loss)	5,963	4,208	12,613	6,293	-8,810	95,606
Segment assets (as of December 31, 2006)	286,255	120,483	93,262	369,241	393,866	4,784,180

◆ *1st-3rd quarter of FY2005 (April 1, 2005-December 31, 2005)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions	737,711	259,890	597,793	576,191	1,539,323
Gross trading profit	52,182	18,641	36,021	23,135	48,636
Operating profit (loss)	10,083	2,408	12,846	7,487	29,485
Equity in earnings (losses) of affiliated companies	1,834	-104	112	679	399
Segment net income (loss)	6,406	537	9	5,420	16,488
Segment assets (as of March 31, 2006)	433,782	130,461	519,785	181,919	603,758

	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions	529,255	459,838	128,866	437,239	160,730
Gross trading profit	18,926	40,413	16,450	9,866	19,593
Operating profit (loss)	12,360	7,641	4,832	307	9
Equity in earnings (losses) of affiliated companies	6,353	1,820	1,929	2,581	-205
Segment net income (loss)	13,416	4,455	5,560	3,594	-1,290
Segment assets (as of March 31, 2006)	265,141	289,936	405,386	274,510	115,575

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	107,782	19,069	655	876,873	-311,162	6,120,053
Gross trading profit	20,564	5,228	655	58,383	-6,021	362,672
Operating profit (loss)	8,965	60	113	10,684	-2,539	104,741
Equity in earnings (losses) of affiliated companies	477	665	15,550	886	-17	32,959
Segment net income (loss)	1,997	3,225	14,759	6,812	-19,353	62,035
Segment assets (as of March 31, 2006)	299,669	97,031	86,075	449,213	434,831	4,587,072

◆ *Variance*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions	44,561	22,237	44,924	69,726	261,938
Gross trading profit	547	82	5,450	-90	11,921
Operating profit (loss)	409	-977	4,639	-1,041	9,456
Equity in earnings (losses) of affiliated companies	3,360	-4	180	-761	-42
Segment net income (loss)	652	100	7,558	-4,254	5,095
Segment assets	151,136	8,653	16,856	35,217	35,210

	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions	216,455	-16,734	66,284	-13,149	461
Gross trading profit	-5,333	-56	3,031	1,856	562
Operating profit (loss)	-3,856	1,130	4,207	789	595
Equity in earnings (losses) of affiliated companies	6,694	887	1,434	-2,239	-297
Segment net income (loss)	5,982	3,309	1,499	-2,051	2,854
Segment assets	24,071	-9,311	-8,293	52,072	-4,791

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	8,275	11,548	-139	145,255	8,447	870,089
Gross trading profit	4,279	2,110	-139	2,968	-422	26,766
Operating profit (loss)	4,034	880	-688	-293	-313	18,971
Equity in earnings (losses) of affiliated companies	30	-130	-559	-980	-705	6,868
Segment net income (loss)	3,966	983	-2,146	-519	10,543	33,571
Segment assets	-13,414	23,452	7,187	-79,972	-40,965	197,108

(Note 1) The above operating information is not audited by independent public accountants.

(Note 2) Effective April 1, 2006, the figures of each operating segment are shown based on US GAAP. Until then, the figures of each segments were shown according to Japanese accounting practice, and therefore the difference between the two standards for the 1st-3rd quarter of FY2005 is included in *Corporate& elimination*. For Japanese investors' convenience, total volume of trading transactions and operating profit are shown according to Japanese accounting practice.

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 4) Effective April 1, 2006, the segments of ***Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure*** have been reorganized as ***Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication***. Furthermore, ***Domestic Branches & Offices*** have been incorporated into ***Corporate & elimination*** due to its significance. Accordingly, the above segment information has been restated.

Information on Operating Segments (3rd Quarter)

◆ *3rd quarter of FY2006 (October 1, 2006-December 31, 2006)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions	275,464	105,064	224,879	226,046	579,541
Gross trading profit	18,304	6,738	14,217	7,175	16,631
Operating profit (loss)	3,642	919	6,215	1,664	9,745
Equity in earnings (losses) of affiliated companies	1,989	-36	436	201	138
Segment net income (loss)	2,403	332	3,020	177	7,249
Segment assets (as of December 31, 2006)	584,918	139,114	536,641	217,136	638,968

	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions	255,225	140,519	78,236	121,081	55,718
Gross trading profit	4,890	14,180	7,280	3,191	6,923
Operating profit (loss)	2,454	2,848	2,465	-185	490
Equity in earnings (losses) of affiliated companies	5,497	894	856	521	-45
Segment net income (loss)	7,366	3,443	1,995	816	77
Segment assets (as of December 31, 2006)	289,212	280,625	397,093	326,582	110,784

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	23,381	11,264	150	313,871	-107,035	2,303,404
Gross trading profit	6,218	2,603	150	18,118	-2,196	124,422
Operating profit (loss)	2,438	76	-135	457	-231	32,862
Equity in earnings (losses) of affiliated companies	172	110	5,320	72	50	16,175
Segment net income (loss)	679	1,292	4,545	682	-4,115	29,961
Segment assets (as of December 31, 2006)	286,255	120,483	93,262	369,241	393,866	4,784,180

◆ *3rd quarter of FY2005 (October 1, 2005-December 31, 2005)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions	263,027	92,830	205,234	194,106	538,820
Gross trading profit	18,323	6,481	13,475	6,785	18,596
Operating profit (loss)	4,179	733	5,407	1,547	13,329
Equity in earnings (losses) of affiliated companies	615	-60	90	131	181
Segment net income (loss)	2,995	78	2,878	1,003	6,942
Segment assets (as of March 31, 2006)	433,782	130,461	519,785	181,919	603,758

	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions	186,849	158,417	44,089	145,039	55,781
Gross trading profit	7,913	14,633	5,416	3,423	7,038
Operating profit (loss)	5,933	3,843	1,628	-97	562
Equity in earnings (losses) of affiliated companies	2,227	547	1,039	1,079	-178
Segment net income (loss)	5,538	2,699	2,371	1,709	-46
Segment assets (as of March 31, 2006)	265,141	289,936	405,386	274,510	115,575

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	37,001	6,739	153	281,066	-103,469	2,105,682
Gross trading profit	9,611	1,672	153	17,463	-4,536	126,446
Operating profit (loss)	5,699	-36	-63	1,060	-4,360	39,364
Equity in earnings (losses) of affiliated companies	214	225	4,071	479	140	10,800
Segment net income (loss)	1,058	891	3,985	1,065	-9,254	23,912
Segment assets (as of March 31, 2006)	299,669	97,031	86,075	449,213	434,831	4,587,072

◆ *Variance*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions	12,437	12,234	19,645	31,940	40,721
Gross trading profit	-19	257	742	390	-1,965
Operating profit (loss)	-537	186	808	117	-3,584
Equity in earnings (losses) of affiliated companies	1,374	24	346	70	-43
Segment net income (loss)	-592	254	142	-826	307
Segment assets	151,136	8,653	16,856	35,217	35,210

	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions	68,376	-17,898	34,147	-23,958	-63
Gross trading profit	-3,023	-453	1,864	-232	-115
Operating profit (loss)	-3,479	-995	837	-88	-72
Equity in earnings (losses) of affiliated companies	3,270	347	-183	-558	133
Segment net income (loss)	1,828	744	-376	-893	123
Segment assets	24,071	-9,311	-8,293	52,072	-4,791

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	-13,620	4,525	-3	32,805	-3,566	197,722
Gross trading profit	-3,393	931	-3	655	2,340	-2,024
Operating profit (loss)	-3,261	112	-72	-603	4,129	-6,502
Equity in earnings (losses) of affiliated companies	-42	-115	1,249	-407	-90	5,375
Segment net income (loss)	-379	401	560	-383	5,139	6,049
Segment assets	-13,414	23,452	7,187	-79,972	-40,965	197,108

(Note 1) The above operating information is not audited by independent public accountants.

(Note 2) Effective April 1, 2006, the figures of each operating segment are shown based on US GAAP. Until then, the figures of each segments were shown according to Japanese accounting practice, and therefore the difference between the two standards for the 3rd quarter of FY2005 is included in Corporate& elimination. For Japanese investors' convenience, total volume of trading transactions and operating profit are shown according to Japanese accounting practice.

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 4) Effective April 1, 2006, the segments of ***Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure*** have been reorganized as ***Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication***. Furthermore, ***Domestic Branches & Offices*** have been incorporated into ***Corporate & elimination*** due to its significance. Accordingly, the above segment information has been restated.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		December 31 2006	Established Bought	Liquidated Divestiture	March 31 2006	Variance
Subsidiaries	Domestic	145	6	-8	147	-2
	Overseas	242	20	-19	241	+1
	Total	387	26	-27	388	-1
Affiliated companies	Domestic	48	2	-3	49	-1
	Overseas	125	13	-6	118	+7
	Total	173	15	-9	167	+6
	Domestic	193	8	-11	196	-3
	Overseas	367	33	-25	359	+8
	Total	560	41	-36	555	+5

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
The Daiei, Inc.	JPY	56,517 mil	44.52%	Retail
Higashi Ginza Printing and Publishing Co., Ltd.	JPY	120 mil	71.63%	Planning, design, production and printing of advertisements catalogs and other printed media
Aguas Decima S.A.	CLP	9,371 mil	100.00%	Water and sewage operation in Valdivia City, Region 10 in the Republic of Chile
Marubeni Energy Alternatives, Inc.	USD	36,529 k	100.00%	Development and investment for new technology and renewable energy business in the U.S.
B-QUIK Co., Ltd.	THB	40 mil	90.00%	Sales of tires and auto equipment, car maintainance

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Nasu resort Corporation	Sold	70.00%	Operation of leisure facilities
Qatar LNG Investment Co., L	Liquidated	50.00%	Investment vehicle for financing
Carlisle Leasing International , LLC	Sold	100.00%	Lease of freezing and refrigerated containers for sea transport
Shanghai Asahi Electronic Glass Co., Ltd.	Withdrawal	25.00%	Manufacture and sales of glass bulbs for CRTs

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		December 31, 2006			December 31, 2005			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	139	289	428	147	287	434	-8	2	-6
	Surplus amount	36.2	74.5	110.7	29.1	57.0	86.1	7.1	17.5	24.6
Loss-making companies	No. of companies	54	78	132	54	76	130	0	2	2
	Deficit amount	-4.2	-6.9	-11.1	-5.6	-7.6	-13.2	1.4	0.7	2.1
Total	No. of companies	193	367	560	201	363	564	-8	4	-4
	Net profit/loss	32.0	67.6	99.6	23.5	49.3	72.9	8.5	18.2	26.7
Surplus company ratio		72.0%	78.7%	76.4%	73.1%	79.1%	77.0%	-1.1 points	-0.4 points	-0.6 points

(Note) Surplus/Deficit amount is based on equity method

Marubeni CORPORATION

82-616

Outline of Financial Results for the 3rd Quarter FY2006

January 31, 2007

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

Marubeni CORPORATION

1. FY2006 3Q Financial Highlights (1Q-3Q)

(billions of yen)	FY01	FY02	FY03	FY04	FY05 1st - 3rd Quarter	FY05 Yearly	FY06 1st - 3rd Quarter	FY06 (variance)	FY06 Yearly Pros. (revised in Oct.2006)	progress ratio
Total volume of trading transactions	8,972.2	8,793.3	7,902.5	7,936.3	6,120.1	8,686.5	6,990.1	(+870.1)	9,500.0	(74%)
Gross trading profit	436.8	424.6	406.8	433.4	362.7	502.0	389.4	(+26.8)	535.0	(73%)
SGA expenses	-392.1	-345.6	-326.6	-340.6	-254.1	-350.3	-266.5	(-12.4)	-370.0	
Provision for doubtful accounts	-43.9	-5.7	-0.8	-6.3	-3.8	-8.5	0.8	(+4.6)	-3.0	
Operating profit	**0.8**	**73.4**	**79.4**	**86.5**	**104.7**	**143.2**	**123.7**	**(+19.0)**	**162.0**	**(76%)**
Interest expense-net	-29.5	-23.5	-23.0	-19.8	-19.6	-24.1	-24.5	(-4.9)	-36.0	
Dividends received	7.5	6.8	7.2	9.0	6.6	12.1	11.8	(+5.1)	16.0	
Others	-142.7	-20.3	-3.4	-14.1	0.1	-29.7	5.9	(+5.8)	-5.0	
Equity in earnings (*)	-	-	-	-	33.0	31.6	39.8	(+6.9)	50.0	
Income (losses) before income taxes (and equity in earnings/losses) (*)	-164.0	36.3	60.1	61.6	124.8	133.1	156.7	(+31.9)	187.0	(84%)
Provision (benefit) for income taxes	67.7	-16.3	-35.7	-36.7	-53.2	-47.5	-56.1	(-2.9)	-66.0	
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-1.4	-3.2	-5.4	-5.0	(-1.8)	-6.0	
Equity in earnings	-18.9	13.4	14.3	20.7	-	-	-	-	-	
Loss from discontinued operations (after income tax)	-	-	-1.1	-2.9	-6.4	-6.4	-	(+6.4)	-	
Net income/loss	**-116.4**	**30.3**	**34.6**	**41.2**	**62.0**	**73.8**	**95.6**	**(+33.6)**	**115.0**	**(83%)**

(note *) From FY2006 onwards, "Equity in earnings" is included in "Income (losses) before income taxes". The figures for FY2005 have been revised accordingly.

2. Net Income

- ✓ Substantial increase in net income by 54% (y-on-y basis).
- ✓ Increase by 21.8 bn yen compared even with the FY2005 yearly result.



(billions of yen)
Yearly
1st-3rd Quarter
Pros. at the start of fiscal year
120
100
80
60
40
20
0
Revised Pros.
115.0
Upward revision
1-3Q
Result
95.6
73.8
62.0
+33.6 bn yen
54% up
41.2
34.7
34.6
29.6
30.3
25.9
Overall deficit
due to
restructuring
-116.4
-100.8
Pros. at the start
30.0
Pros. at the start
33.0
Pros. at the start
37.0
Pros. at the start
60.0
Pros. at the start
100.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN

<Dividends per share>	FY2001	FY2002	FY2003	FY2004	FY2005	FY2006
	JPY 0.0	JPY 3.0	JPY 3.0	JPY 4.0	JPY 7.0 (interim dividend JPY 2.0 inclusive)	JPY 9.0 (interim JPY 3.5)

3. Adjusted Operating Profit*

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)


(billions of yen)
180
150
120
90
60
30
0
□ 1-3Q Results
□ Yearly
✓ New record profit for nine months
35.7
47.2
61.3
81.1
56.6
80.2
63.1
95.0
108.5
151.8
+14.4 bn yen
13% up
1Q-3Q
Result
122.9
Revised Yearly Pros.
165.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN

4. Core Earnings*

*Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)



(billions of yen)
✓ New record profit for nine months
✓ Profit increase in fourteen consecutive quarters
□ Core earnings (Yearly)
□ Interest expense-net (Yearly)
1Q-3Q Results Core earnings
1Q-3Q Results Interest expense-net
Revised Yearly Pros.
234.3
250
200
150
100
50
0
-50
Core earnings
56.1
40.8
-22.8
Interest expense-net
-29.5
101.3
74.3
-16.8
-23.5
103.0
74.3
-16.2
-23.0
124.7
90.0
-16.7
-19.8
195.4
148.1
-19.6
-24.1
+29.7 bn yen
20% up
177.9
-24.5
Revised Yearly Pros.
-36.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN

(note) From FY2006 onwards, "Equity in earnings" is included in "Income (losses) before income taxes". Some figures for FY2005 have been revised accordingly.

5. Balance Sheets

(billions of yen)	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Dec. 2006	Changes (from Mar. 2006)
Current Assets	2,487.6	2,202.1	2,080.0	2,093.4	2,168.6	2,435.9	(+267.3)
Investments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.7	2,418.5	2,348.3	(-70.2)
Total Assets	4,805.7	4,321.5	4,254.2	4,208.0	4,587.1	4,784.2	(+197.1)
Short-term loans (*)	1,247.3	963.3	803.6	659.1	588.1	417.6	(-170.5)
Long-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	1,678.8	1,874.5	(+195.7)
Interest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	2,267.0	2,292.2	(+25.2)
(*) including current portion of long-term debt							
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,921.4	(+45.1)
Shareholders' equity	263.9	260.1	393.0	443.2	663.8	726.2	(+62.4)
Net D/E ratio (times)	10.3 times	8.7 times	5.01 times	4.12 times	2.83times	2.65times	(-0.18points)
Equity Ratio (%)	5.5%	6.0%	9.2%	10.5%	14.5%	15.2%	(+0.7points)
Current Ratio (%)	101.9%	104.6%	105.9%	111.2%	110.6%	127.7%	(+17.1points)
ROA (%)	-	0.66%	0.81%	0.97%	1.68%	-	-
ROE (%)	-	11.57%	10.59%	9.87%	13.33%	-	-

Marubeni CORPORATION

6. Shareholders' Equity & Net D/E Ratio



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
10.3times
8.7times
5.01times
4.12times
2.83times
2.65times
Net D/E ratio
Shareholders' equity
263.9
260.1
393.0
443.2
663.8
726.2

	Mar.02	Mar.03	Mar.04	Mar.05	Mar.06	Dec.06
Shareholders' Equity (Y bn)	263.9	260.1	393.0	443.2	663.8	726.2
Net Interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,921.4
Net D/E ratio	10.3times	8.7times	5.01times	4.12times	2.83times	2.65times

7. Shareholders' Equity & Net Risk Assets


"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
652.7
645.9
625.6
584.7
726.2
629.7*
572.6
663.8
263.9
260.1
393.0
443.2
Net Risk Asset
Shareholders' Equity

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06	Dec. 06
□ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	663.8	726.2
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	572.6	629.7
(1)-(2)	-388.8	-385.8	-232.6	-141.5	91.2	96.5

* Amount as of September 30, 2006. Net risk asset is calculated every 6 months.

8. Number and Net Profits & Losses of Group Firms



Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
Dec. 2006
Net Profit/Loss (billions of yen)
Profit-making firm ratio (%)
150
100
50
0
-50
-100
-150
85.0%
75.0%
65.0%
55.0%
45.0%
35.0%
25.0%
15.0%
75.9%
77.5%
77.7%
80.4%
78.0%
76.4%
51.0
-56.6
-107.6
65.3
34.2
-31.1
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
110.7
99.6
-11.1
Surplus amount
Net profit/loss
Deficit amount
Profit-making firm ratio

	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Dec. 2006
Number of profit-making firms	391	375	390	422	433	428
Number of loss-making firms	124	109	112	103	122	132
Total number of consolidated group firms	**515**	**484**	**502**	**525**	**555**	**560**
Profit-making firm ratio	**75.9%**	**77.5%**	**77.7%**	**80.4%**	**78.0%**	**76.4%**

◇ Operating Segment Information ◇

(Note) Effective April 1, 2006, performance evaluation of operating segments is managed based on US GAAP.

I.(1) Net Income by Operating Segment (FY2005 / FY2006)

4Q Assumptions of the Yearly Prospects and Price Sensitivity

①**Foreign Exchange Rate 117 YEN/USD**
1YEN/USD fluctuation raises or lowers consolidated net income by approx.500~600mil yen. (on yearly *basis*)

②**Oil * North Sea Brent USD60/Barrel**
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 800 mil yen. (on yearly basis)

③**Copper *LME USD7,000/MT**
USD100/MT fluctuation raises or lowers consolidated net income by approx. 200 mil yen. (on yearly basis)



(billions of yen)
Left : FY2005
Right : FY2006 (Pros. at Oct. 06)
□ Yearly ■ 1Q-3Q
30
25
20
15
10
5
0
-5
Agri-Marine Products
5.8
6.4
9.5
7.1
Textile
-1.6
0.5
2.0
0.6
Forest Products & General Merchandise
0.4
0.0
9.0
7.6
Chemicals
3.7
5.4
1.5
1.2
Energy
26.7
16.5
25.5
21.6
Metals & Mineral Resources
16.1
13.4
21.0
19.4
Transportation & Industrial Machinery
7.6
4.5
8.0
7.8
Power Projects
5.8
5.6
7.0
7.1
Plant, Ship & Infrastructure Projects
2.6
3.6
2.0
1.5
Information & Communication
0.4
-1.3
2.5
1.6
Development & Construction
1.1
2.0
3.0
6.0
Finance, Logistics & New Business
4.0
3.2
3.5
4.2
Iron & Steel Strategies & Coordination
17.0
14.8
14.0
12.6
Overseas Corporate Subsidiaries
4.0
6.8
6.5
6.3

Note) ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

I.(2) Total Assets by Operating Segment

(billions of yen) March 31, 2006 / December 31, 2006



Mar. 2006
Dec. 2006
700
600
500
400
300
200
100
0
Agri-Marine Products
433.8
584.9
Textile
130.5
139.1
Forest Products & General Merchandise
519.8
536.6
Chemicals
181.9
217.1
Energy
603.8
639.0
Metals & Mineral Resources
265.1
289.2
Transportation & Industrial Machinery
289.9
280.6
Power Projects
405.4
397.1
Plant, Ship & Infrastructure Projects
274.5
326.6
Information & Communica-tion
115.6
110.8
Development & Construction
299.7
286.3
Finance, Logistics & New Business
97.0
120.5
Iron & Steel Strategies & Coordination
86.1
93.3
Overseas Corporate Subsidiaries
449.2
369.2

Note) ☐ ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

II. Segmental Information (1) <Agri-Marine Products>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	52.2	69.3	52.7	(+0.5)	-
Adjusted Operating Profit	9.8	11.8	10.4	(+0.6)	-
Equity in earnings (losses) of affiliated companies	1.8	-0.0	5.2	(+3.4)	-
Core Earnings	12.2	12.7	16.2	(+4.1)	-
Net Income	6.4	5.8	7.1	(+0.7)	9.5
Total Assets	-	433.8	584.9	(+151.1)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1Q-3Q FY2006 Highlights

- In addition to an increase of gross trading profit mainly in feedstuffs and beverages, an increase of equity in earnings of the Maruetsu, Inc., the Daiei, Inc. and others drove up the net income.
- The Company increased its stake in leading Japanese retailer the Daiei, Inc. in August 2006, as part of its initiatives to improve its distribution capability. Given the Company's existing equity, Marubeni has become the largest shareholder of Daiei with a combined stake of approx.45%.
- The Company reached a tripartite agreement with Daiei and Aeon Co., Ltd. in October 2006 to discuss a capital and business alliance. Alliance in all areas is under negotiation with a deadline on March 31, 2007.

(billions of yen) **Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)**


30
25
20
15
10
5
0
-5
9.9
12.0
11.1
10.3
12.2
12.7
16.2
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income (Left: 1Q-3Q / Right: Yearly)**


15
10
5
0
-5
5.5
7.0
2.7
1.2
6.4
5.8
7.1
9.5
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed)	Subsidiary	60.0%	0.9	0.7
Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation)	Subsidiary	77.0%	0.5	0.6
Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products)	Subsidiary	100.0%	-0.0	-0.8
The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products)	Affiliate	15.1%	(please see the note below) (Note 1)	
The Daiei, Inc. (Supermarket chain)	Affiliate	44.5%	(please see the note below) (Note 1)	
Tobu Store Co., Ltd. (Supermarket chain)	Affiliate	30.3%	(please see the note below) (Note 1)	
The Maruetsu, Inc. (Supermarket chain)	Affiliate	46.5%	(please see the note below) (Note 1,2)	
Toyo Sugar Refining Co., Ltd. (Sugar refining)	Affiliate	39.3%	(please see the note below) (Note 1)	

(Note 1) We are not able to mention the financial results of these listed companies.

(Note 2) The Company's equity portion for The Maruetsu, Inc. includes portion via The Daiei, Inc. by 16.7%.

II. Segmental Information (2) <Textile>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	18.6	26.4	18.7	(+0.1)	-
Adjusted Operating Profit	2.4	3.9	1.4	(-1.1)	-
Equity in earnings (losses) of affiliated companies	-0.1	-1.9	-0.1	(-0.0)	-
Core Earnings	2.4	2.1	1.4	(-1.0)	-
Net Income	0.5	-1.6	0.6	(+0.1)	2.0
Total Assets	-	130.5	139.1	(+8.7)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.



(billions of yen)
Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)
30
25
20
15
10
5
0
-5
3.3
4.5
2.9
5.0
2.4
2.1
1.4
FY2003
FY2004
FY2005
FY2006



(billions of yen)
Segment Net Income (Left: 1Q-3Q / Right: Yearly)
15
10
5
0
-5
1.5
1.8
1.3
2.6
0.5
-1.6
0.6
2.0
FY2003
FY2004
FY2005
FY2006

1Q-3Q FY2006 Highlights

- Net income remained stagnant though gross trading profit decreased due to lower profit ratio in apparel products, mainly owing to an improvement in gain (loss) on investment securities.
- To leverage the synergy between the material procurement power of Marubeni Textile Asia Ltd. across India, South East Asia and the Hong Kong/South China region and the clothing factory information and management function of Passport Fashion Co., Ltd. in Vietnam and the Hong Kong/South China region, the Company merged those two companies to form Marubeni Textile Asia Pacific Ltd.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories)	Subsidiary	100.0%	0.2	0.3

II. Segmental Information (3) <Forest Products & General Merchandise>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	36.0	48.1	41.5	(+5.5)	-
Adjusted Operating Profit	12.8	17.5	17.6	(+4.7)	-
Equity in earnings (losses) of affiliated companies	0.1	-0.4	0.3	(+0.2)	-
Core Earnings	13.3	17.5	18.3	(+5.0)	-
Net Income	0.0	0.4	7.6	(+7.6)	9.0
Total Assets	-	519.8	536.6	(+16.9)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) **Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)**



30
25
20
15
10
5
0
-5
9.4
13.1
10.7
14.5
13.3
17.5
18.3
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income (Left: 1Q-3Q / Right: Yearly)**



15
10
5
0
-5
4.7
6.3
6.7
7.5
0.0
0.4
7.6
9.0
FY2003
FY2004
FY2005
FY2006

1Q-3Q FY2006 Highlights

- Added to the growth in gross trading profit with the effect of the consolidation of the Musi Pulp Project, the absence of a withdrawal loss from an leisure-related business posted last year resulted in a sharp increase in net income.
- Higher raw material and fuel costs were finally reflected in product prices, as paper and paperboard prices began to climb. Pulp prices also remained firm.
- The division bought an afforestation and wood chip producing business in Brazil jointly with Nippon Paper Group, Inc. as well as an export business of biomass fuel.
- Acquisition of the largest tire-related products retailer in Thailand, B-QUIK CO., Ltd. which runs 44 stores in Bangkok, was executed during the period.
- The division made a 15% investment in Long Chen Paper Co., Ltd., a cardboard maker in Taiwan, aiming at full scale entry into cardboard business field in China.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni Pulp & Paper Sales Co., Ltd. (Wholesale of all types of paper)	Subsidiary	88.5%	1.1	0.5
Koa Kogyo Co., Ltd. (Manufacture of corrugating medium and printing paper)	Subsidiary	80.0%	0.5	0.9
Marubeni Building Materials Co., Ltd. (Wholesale of wood products and construction materials)	Subsidiary	100.0%	0.3	0.9
Fukuyama Paper Co., Ltd. (Manufacture of corrugating medium and paper tube materials)	Subsidiary	55.0%	0.4	0.5
MUSI Pulp Project (Afforestation, production and sales of pulp in Indonesia)	Subsidiary	TEL 85.1% MHP 60.0%	0.2	0.7
Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp)	Affiliate	32.2%	0.6	0.4
WA Plantation Resources (Wood chip export and plantation)	Affiliate	50.0%	0.3	0.2
Daishowa-Marubeni International (Manufacture and sales of pulp in Canada)	Affiliate	50.0%	-0.7	-0.5

II. Segmental Information (4) <Chemicals>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	23.1	29.6	23.0	(-0.1)	-
Adjusted Operating Profit	7.5	8.4	6.7	(-0.8)	-
Equity in earnings (losses) of affiliated companies	0.7	-0.3	-0.1	(-0.8)	-
Core Earnings	8.9	9.1	7.0	(-1.9)	-
Net Income	5.4	3.7	1.2	(-4.3)	1.5
Total Assets	-	181.9	217.1	(+35.2)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1Q-3Q FY2006 Highlights

- In electronic materials field, the division resolved a business assignment of Shanghai Asahi Electronic Glass Co., Ltd., manufacturer and distributor of glass bulbs for CRT.
  Net income for the period declined owing to a posting of an appraisal loss on related investments accordingly.
- In petrochemical operations, the division decided to start synthetic rubber production and sales operations in China.
- In the plastics business, demand from the automobile industry exhibited particularly solid growth.


(billions of yen)
Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)
30
25
20
15
10
5
0
-5
5.3
6.1
7.7
8.5
8.9
9.1
7.0
FY2003
FY2004
FY2005
FY2006


(billions of yen)
Segment Net Income (Left: 1Q-3Q / Right: Yearly)
15
10
5
0
-5
3.4
3.3
4.7
4.5
5.4
3.7
1.2
1.5
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin)	Subsidiary	100.0%	0.4	0.4
Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals)	Subsidiary	100.0%	0.3	0.3
Agrovista (Holding company of agrochemicals distribution companies in the U.K. and the Netherlands)	Subsidiary	100.0%	0.5	0.5
Agrovista France (Holding company of agrochemicals and home and garden products distribution companies in France)	Subsidiary	100.0%	0.2	0.1
Shanghai Asahi Electronic Glass Co (Manufacture and sales of glass bulbs for CRT)	Affiliate	25.0%	-0.2	-0.7

II. Segmental Information (5) <Energy>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	48.6	71.5	60.6	(+11.9)	-
Adjusted Operating Profit	27.4	42.9	38.8	(+11.4)	-
Equity in earnings (losses) of affiliated companies	0.4	0.7	0.4	(-0.0)	-
Core Earnings	29.7	49.3	45.5	(+15.8)	-
Net Income	16.5	26.7	21.6	(+5.1)	25.5
Total Assets	-	603.8	639.0	(+35.2)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.


(billions of yen)
Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)
30
25
20
15
10
5
0
-5
12.2
15.2
18.3
27.9
29.7
49.3
45.5
FY2003
FY2004
FY2005
FY2006


(billions of yen)
Segment Net Income (Left: 1Q-3Q / Right: Yearly)
15
10
5
0
-5
6.5
10.1
10.1
15.9
16.5
26.7
21.6
25.5
FY2003
FY2004
FY2005
FY2006

1Q-3Q FY2006 Highlights

- Net income showed significant increase owing to energy development project such as oil & gas concessions overseas. Also dividend revenue increased.
- The trading and marketing/retailing areas also produced healthy results, including shipments of petrochemical feedstock such as naphtha into Japan, domestic sales of petroleum products using Marubeni's distribution network, including petroleum terminals in Japan, and sales of imported LPG in China, where Marubeni is the market leader.

<Oil price (Jan.-Sept.2006)>
North Sea Brent US$67 /BBL (US$54/BBL the year-earlier period)
<Effect on earnings of price movements>
Oil Gas(North Sea Brent)
⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 800 mil yen. (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Total of energy concession business (Oil and gas development and production)	Subsidiary	100.0%	9.6	13.5
Marubeni LNG International (Investment in the Qatargas LNG Project)	Subsidiary	100.0%	1.6	5.7
MIECO (Petroleum trading primarily in North America and the Pacific Rim)	Subsidiary	100.0%	0.6	0.2
SHENZHEN SINO-BENNY (Import and sales of LPG in China)	Affiliate	49.0%	0.4	0.4

Marubeni CORPORATION

II. Segmental Information (6) <Metals & Mineral Resources>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	18.9	24.4	13.6	(-5.3)	-
Adjusted Operating Profit	12.3	15.2	6.2	(-6.2)	-
Equity in earnings (losses) of affiliated companies	6.4	7.6	13.0	(+6.7)	-
Core Earnings	19.1	23.4	19.9	(+0.8)	-
Net Income	13.4	16.1	19.4	(+6.0)	21.0
Total Assets	-	265.1	289.2	(+24.1)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.



(billions of yen)
Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)
30
25
20
15
10
5
0
-5
4.7
6.1
9.4
13.1
19.1
23.4
19.9
FY2003
FY2004
FY2005
FY2006



(billions of yen)
Segment Net Income (Left: 1Q-3Q / Right: Yearly)
15
10
5
0
-5
4.5
4.3
7.1
9.8
13.4
16.1
19.4
21.0
FY2003
FY2004
FY2005
FY2006

1Q-3Q FY2006 Highlights

- Soaring copper prices and full operation (900KMT of copper concentrate / y) at the Los Pelambres copper mine in Chile made significant contribution to the growth in net income.
- The Company concluded a long-term sales contract for iron ore on Koolan Island (one million tons over 15 years) with Aztec Resources Limited in Australia, acquiring sales rights for Japan.

<Copper price(Jan.-Sept.2006)
LME US$6,612/ton (US$3,471/ton the year-earlier period)
<Effect on earnings of price movements>
Copper
⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 200 mil yen (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni Coal (Investment in coal business in Australia)	Subsidiary	100.0%	3.1	3.3
Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots)	Subsidiary	100.0%	1.6	0.8
Nippon LP Resources (Investing in Los Pelambres copper mine in Chile)	Affiliate	35.0%	5.9	11.7

Marubeni CORPORATION

II. Segmental Information (7) <Transportation & Industrial Machinery>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	40.4	58.1	40.4	(-0.1)	-
Adjusted Operating Profit	7.4	15.3	9.4	(+2.0)	-
Equity in earnings (losses) of affiliated companies	1.8	2.3	2.7	(+0.9)	-
Core Earnings	9.4	17.8	12.3	(+2.9)	-
Net Income	4.5	7.6	7.8	(+3.3)	8.0
Total Assets	-	289.9	280.6	(-9.3)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1Q-3Q FY2006 Highlights

- In addition to an increase of gross trading profit in aerospace business, the absence of a withdrawal loss from an automotive-related business led to an increase in net income.
- In aerospace and defense systems, investment in aero engine development continued to generate steady growth.
- In automobiles, constructions and agricultural machinery field, export of automobiles and construction machinery to Asia and Middle East was boosted. Sales of automobiles, construction machinery and agricultural machinery remained robust overseas.
- In production and industrial machinery, the division received orders for paper machines for domestic and overseas markets, while supplying automobile welding and plating machine.

(billions of yen) Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)



30
25
20
15
10
5
0
-5
(see the marginal note)
9.4
17.8
12.3
FY2003
FY2004
FY2005
FY2006

(billions of yen) Segment Net Income (Left: 1Q-3Q / Right: Yearly)



15
10
5
0
-5
(see the marginal note)
4.5
7.6
7.8
8.0
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft)	Subsidiary	100.0%	0.1	2.0
Marubeni Auto Investment (UK) (Sales and service of vehicles)	Subsidiary	100.0%	0.4	0.6

(Note) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

Marubeni CORPORATION

II. Segmental Information (8) <Power Projects>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	16.5	24.1	19.5	(+3.0)	-
Adjusted Operating Profit	4.9	7.7	6.9	(+1.9)	-
Equity in earnings (losses) of affiliated companies	1.9	2.3	3.4	(+1.4)	-
Core Earnings	7.1	10.5	10.3	(+3.2)	-
Net Income	5.6	5.8	7.1	(+1.5)	7.0
Total Assets	-	405.4	397.1	(-8.3)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) **Segment Core Earnings（Left: 1Q-3Q / Right: Yearly)**



30
25
20
15
10
5
0
-5
(see the marginal note1)
7.1
10.5
10.3
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income （Left: 1Q-3Q / Right: Yearly)**



15
10
5
0
(see the marginal note1)
5.6
5.8
7.1
7.0
FY2003
FY2004
FY2005
FY2006

1Q-3Q FY2006 Highlights

- Net income improved due to an increase of gross trading profit in overseas IPP projects and equity in earnings of affiliated companies.
- In the United States, the division acquired wood biomass electric-power generators, as well as diversified energy supply systems that directly provide final users of energy with service.
- Business rights acquired to build and operate a 2,000 MW power plant in Mesaieed Industrial City, south of Doha, Qatar. This is one of the world's *largest* power *plants operated by an* independent power producer.
- The Company purchased shares of Mirant Asia Pacific Limited, the Philippines' largest IPP. With this acquisition, the Company's total power generation capacity surged to over 12,000MW.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Axia Power Holding (Holding company of overseas power assets)	Subsidiary	100.0%	6.2	5.5 (note 2)
Sithe Korea (Holding company of overseas power assets)	Subsidiary	100.0%	1.1	1.1
PPN Power (IPP in India)	Affiliate	26.0%	0.4	0.6
TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan)	Affiliate	40.0%	0.5	0.4
Uni-Mar Enerji (IPP in Turkey)	Affiliate	33.3%	0.0	1.4

(Note1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note2) The Company's interest on San Roque Power of 42.45% is included.

II. Segmental Information (9) <Plant, Ship & Infrastructure Projects>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	9.9	16.8	11.7	(+1.9)	-
Adjusted Operating Profit	0.1	3.0	1.8	(+1.7)	-
Equity in earnings (losses) of affiliated companies	2.6	2.3	0.3	(-2.2)	-
Core Earnings	2.9	5.6	4.7	(+1.9)	-
Net Income	3.6	2.6	1.5	(-2.1)	2.0
Total Assets	-	274.5	326.6	(+52.1)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)


30
25
20
15
10
5
0
-5
(see the marginal note)
2.9
5.6
4.7
FY2003
FY2004
FY2005
FY2006

(billions of yen) Segment Net Income (Left: 1Q-3Q / Right: Yearly)


15
10
5
0
(see the marginal note)
3.6
2.6
1.5
2.0
FY2003
FY2004
FY2005
FY2006

1Q-3Q FY2006 Highlights

- Net income declined due to a decrease in equity in earnings from the project in Central America.
- In the plant business, the Company received orders for the construction of import terminals for LPG in Shanghai, China, electric furnaces for Taiyuan Iron & Steel (Group) Co., Ltd., and large cement plants in Vietnam. The Company also concluded development agreements, including those for nitrous oxide decomposition and coal mine methane recovery operations in China.
- In infrastructure business, the division acquired a freight railcar operating leasing company, Midwest Railcar Corporation in US and a water-supply corporation, Aguas Decima in Chile.
- In the ship business, Marubeni maintained robust performance with the delivery of new ships, and the orders surpassed those of the same period last year.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Compania De Nitrogeno De Cantarell (Production and supply of nitrogen for PEMEX of Mexico)	Affiliate	35.0%	0.6	0.5

(Note) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

Marubeni CORPORATION

II. Segmental Information (10) <Information & Communication>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	19.6	27.0	20.2	(+0.6)	-
Adjusted Operating Profit	0.0	0.4	0.7	(+0.7)	-
Equity in earnings (losses) of affiliated companies	-0.2	-0.3	-0.5	(-0.3)	-
Core Earnings	-0.2	0.1	0.2	(+0.4)	-
Net Income	-1.3	0.4	1.6	(+2.9)	2.5
Total Assets	-	115.6	110.8	(-4.8)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1Q-3Q FY2006 Highlights

- Profit from sales of broadcasting-related investment contributed to a significant rise in net income.
- The Vectant Group subsidiary reported higher sales and profits, reflecting strong sales of IP network services to corporate clients associated with the spread of broadband and impressive sales growth in the data center services business.
- In radio frequency identification (RFID), Marubeni acquired exclusive sales rights in Japan from Vue Technology, Inc., a U.S. RFID solution provider with unique technologies in item management software.

(billions of yen) **Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)**



30
25
20
15
10
5
0
-5
(see the marginal note1)
-0.2
0.1
0.2
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income (Left: 1Q-3Q / Right: Yearly)**



15
10
5
0
(see the marginal note1)
-1.3
0.4
1.6
2.5
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marueni Solutions Corporation (Sales of computers, network products, semiconductor-related products, and SI)	Subsidiary	100.0%	0.3	0.1
Marubeni Information Systems Co., Ltd. (Operation and development of information and communication systems)	Subsidiary	66.0%	0.2	0.1
Global Solution KK (Internet access service, ASP and IDC service provider)	Subsidiary	99.9%	0.2	0.4
Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable)	Subsidiary	99.9%	-0.5	-0.2
Marubeni Telecom Co., Ltd. (Sales of telecommunications services and equipment, IT solutions and mobile contents)	Subsidiary	70.0%	(please see the note2 below)	
Marubeni Infotec Corporation (Wholesale of PCs and peripheral equipment, electronics components and software)	Affiliate	47.1%	(please see the note2 below)	

(Note1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note2) We are not able to mention the financial results of these listed companies.

II. Segmental Information (11) <Development & Construction>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	20.6	27.6	24.8	(+4.3)	-
Adjusted Operating Profit	9.0	12.0	12.8	(+3.8)	-
Equity in earnings (losses) of affiliated companies	0.5	0.6	0.5	(+0.0)	-
Core Earnings	9.5	12.7	13.3	(+3.8)	-
Net Income	2.0	1.1	6.0	(+4.0)	3.0
Total Assets	-	299.7	286.3	(-13.4)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1Q-3Q FY2006 Highlights

- Net income significantly increased through buoyant sales of overseas condominiums and domestic condominiums in Tokyo and Osaka metropolitan area.
- With the recovery in land prices, active trading of commercial land and income-producing properties for REITs and other funds contributed to higher earnings.
- Overseas, sales of Kirin Garden, the third housing development project for Chinese residents in Shanghai, remained favorable.

(billions of yen) **Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)**



30
25
20
15
10
5
0
-5
2.1
7.1
5.0
11.1
9.5
12.7
13.3
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income (Left: 1Q-3Q / Right: Yearly)**



15
10
5
0
-0.2
-0.7
-8.5
-11.4
2.0
1.1
6.0
3.0
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Shanghai House Property Dev. (Development of housing estates for local residents in Shanghai)	Subsidiary	60.0%	0.2	0.5
Benny Estate Service Co., Ltd. (Property management of condominiums, buildings and commercial complexes)	Subsidiary	99.3%	0.3	0.3
Marubeni Real Estate Co., Ltd. (Development and leasing of real estate)	Subsidiary	100.0%	0.6	0.8

Marubeni CORPORATION

II. Segmental Information (12) <Finance, Logistics & New Business>

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	5.2	7.1	7.3	(+2.1)	-
Adjusted Operating Profit	0.1	-0.1	0.7	(+0.7)	-
Equity in earnings (losses) of affiliated companies	0.7	0.9	0.5	(-0.1)	-
Core Earnings	1.4	1.7	2.2	(+0.8)	-
Net Income	3.2	4.0	4.2	(+1.0)	3.5
Total Assets	-	97.0	120.5	(+23.5)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.



(billions of yen)
Segment Core Earnings (Left: 1Q-3Q / Right: Yearly)
30
25
20
15
10
5
0
-5
0.0
-0.1
0.5
1.0
1.4
1.7
2.2
FY2003
FY2004
FY2005
FY2006



(billions of yen)
Segment Net Income (Left: 1Q-3Q / Right: Yearly)
15
10
5
0
-5
1.8
2.5
3.3
4.0
3.2
4.0
4.2
3.5
FY2003
FY2004
FY2005
FY2006

1Q-3Q FY2006 Highlights

- In the finance operations, the division made investments through management buy-in funds, the CITIC Japan Partners Fund (which supports Japanese companies advancing into China) and other vehicles. The completion of the exit from companies in which the division had previously invested contributed to the growth of net income.
- The division established a logistics company in Guangzhou City, China as a joint venture with Isewan Terminal Service Co., Ltd. and commenced operations on August 1, 2006.
- In healthcare, the division reached a basic agreement with Saiseikai Nambu Hospital in Yokohama on medical materials block sales and orders for goods management businesses.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni International Finance (General finance operations)	Subsidiary	100.0%	0.7	1.1
Marubeni Safenet Co., Ltd. (Insurance agency)	Subsidiary	100.0%	0.2	0.2
Marubeni Logistics Corporation (Total logistics services)	Subsidiary	100.0%	0.3	0.4

II. Segmental Information (13)

<Iron & Steel Strategies and Coordination, Overseas Corporate Subsidiaries & Branches >

<Iron & Steel Strategies and Coordination>

1Q-3Q FY2006 Highlights

- While domestic market conditions of steel products remained firm, primarily supported by higher demand from the manufacturing sector, overseas markets began to experience a correction of the high prices, given concerns about a US economic slowdown mounted and excess steel product output in China.
- Marubeni Itochu Steel Inc. continuously posted a firm result in the 3rd quarter, targeting and accurately identifying areas, such as the energy and automotive sectors, where demands grew.

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	0.7	0.9	0.5	(-0.1)	-
Adjusted Operating Profit	-0.0	-0.0	-0.4	(-0.4)	-
Equity in earnings (losses) of affiliated companies	15.6	17.8	15.0	(-0.6)	-
Core Earnings	15.6	17.8	14.6	(-1.0)	-
Net Income	14.8	17.0	12.6	(-2.1)	14.0
Total Assets	-	86.1	93.3	(+7.2)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products)	Affiliate	50.0%	13.2	14.1
Thai Cold Rolled Steel (Manufacture of cold-rolled steel sheet)	Affiliate	37.6%	2.0	0.7

< Overseas Corporate Subsidiaries & Branches >

1Q-3Q FY2006 Highlights

- Gross trading profit increased due to effects of currency translation and others, while net income shoed little change because of lower outcome from Marubeni Europe, and others.
- Profit for Marubeni America declined due to the debenture of a container leasing subsidiary, yet continued to post strong results owing to Helena Chemical Company, which sells agrichemicals and fertilizers.
- Key local subsidiaries in Taiwan, Singapore, Thailand, China and other Asian countries as well as in Australia registered growth in sales of chemical products, metal resources and food.

(billions of yen)	FY2005 1Q-3Q	FY2005 Yearly	FY2006 1Q-3Q	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	58.4	79.9	61.4	(+3.0)	-
Adjusted Operating Profit	11.7	14.7	11.1	(-0.6)	-
Equity in earnings (losses) of affiliated companies	0.9	0.6	-0.1	(-1.0)	-
Core Earnings	13.1	15.8	12.8	(-0.3)	-
Net Income	6.8	4.0	6.3	(-0.5)	6.5
Total Assets	-	449.2	369.2	(-80.0)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1Q-3Q (billions of yen)	FY2006 1Q-3Q (billions of yen)
Marubeni America (Overseas corporate subsidiary in US)	Subsidiary	100.0%	4.4	3.8
Marubeni Europe (Overseas corporate subsidiary in Europe)	Subsidiary	100.0%	0.7	0.2
Marubeni Hong Kong & South China (Overseas corporate subsidiary in Hong Kong and South China)	Subsidiary	100.0%	0.1	0.2

82-616

Marubeni Corporation

News

Marubeni Participates in Laffan Refinery Co., Ltd.

Marubeni Corporation
Nov 28, 2006

Marubeni Corporation (President: Nobuo Katsumata; Head office: Chiyoda-ku, Tokyo) and three other Japanese companies, Idemitsu Kosan Co., Ltd. (President: Akihiko Tembo; Head office: Chiyoda-ku, Tokyo), Cosmo Oil Co., Ltd. (President? Yaichi Kimura; Head office: Minato-ku, Tokyo), and?Mitsui & Co., Ltd (President: Shoei Utsuda; Head office: Chiyoda-ku, Tokyo), have reached agreement with Qatar Petroleum (hereinafter called "QP") on an equity participation of 29% in Laffan Refinery Co., Ltd., and signed related agreements on November 27, 2006. Our equity participation is 4.5%.

Laffan Refinery Co. Ltd. is constructing a condensate refinery with a refining capacity of 146,000 barrels per day in Ras Laffan Industrial City, aiming at the completion of construction in the second half of 2008. The total cost of the whole project would be anticipated approximately 800 US million dollars.

The Refinery plans to produce Naphtha, Kero/Jet, Gas oil and LPG by refining condensate produced at Qatar North Field, which is the largest single natural gas field in the world.

We have been establishing reliable relationship with QP through various businesses, including the developments of natural resources such as LNG project. Through this new investment, we look forward to expanding our oil refinery business and further reinforcing our relationships with QP and the State of Qatar

[Outline of Laffan Refinery Co., Ltd.]
Incorporation: September 2006
Location: Doha, the State of Qatar
Shareholders (percent of shares):
Qatar Petroleum (51%), Exxon Mobil Corporation (10%), Total S.A. (10%), Idemitsu?Kosan Co.,Ltd. (10%), Cosmo Oil Co. Ltd. (10%), Marubeni Corporation (4.5%), Mitsui & Co., Ltd. (4.5%)

82-616

Marubeni CORPORATION

News

Acquisition of Freight Railcar Operating Leasing Company in US by Marubeni Corporation

Marubeni Corporation
Dec 4, 2006

Marubeni Corporation together with its US affiliate Marubeni America Corporation acquired 100% stake of an Illinois based freight railcar operating leasing company called MIDWEST RAILCAR CORPORATION(MRC). MRC is a freight railcar operating leasing company established in 1999 who owns around 3000 freight cars. MRC leases to prominent companies such as major railways, grain, food and mining companies.
In addition to leasing business MRC manages railcar assets in variety of ways such as management of railcar assets owned by other institutions, brokerage of freight railcars.

The US transportation industry is characterized as railways being the major means of long distance transportation and with the strong US economy background, the demand of freight cars are growing very rapidly. Also with fact that half of the freight cars operating in the US are under leasing arrangements and that this tendency is to continue in the future, Marubeni has decided to strategically join in this business field. Marubeni will continue to invest and grow the MRC business quite intensively in a short time to double the size of its asset in order to meet the strong American railway transportation demand.

Marubeni has been known as one of the world strongest and most experienced company in the railway and transportation related business including supply and construction of railway systems. With the acquisition of MRC, Marubeni is now growing its business further to meet all and every kinds of business demands in the railway and transportation field. The growth will be expanded to other international region such as Europe and Asia in the quite near future.

82-616

Marubeni CORPORATION

News

Execution of Stock and Note Purchase Agreement with Mirant - Acquisition of the holding company of Philippines' largest IPP business -

The Tokyo Electric Power Company, Incorporated
Marubeni Corporation
Dec 11, 2006

The consortium comprised of The Tokyo Electric Power Company, Incorporated ("TEPCO") and Marubeni Corporation ("Marubeni") (jointly the "Consortium") has reached agreement with Mirant Corporation to acquire Mirant Asia Pacific Limited ("MAPL"), the Philippines' largest IPP, and executed a Stock and Note Purchase Agreement with Mirant Asia Pacific Holdings, Inc. and Mirant Asia Pacific Ventures, Inc., Mirant's 100% subsidiaries, to purchase all of MAPL's shares today.

MAPL, through its subsidiaries, retains approximately 20% of the generating capacity in the Luzon region including Manila, the Philippines' capital. Through this acquisition by the Consortium, a Japanese electricity utility company and a trading house will acquire that generating capacity and will contribute to the stable electricity supply for the Manila region.

The Consortium will acquire 100% of the Pagbilao coal-fired power station (735MW), 100% of the Sual coal-fired power station (1,218MW) and 20% of the Ilijan gas combined cycle power station (1,251MW). The total capacity of the acquired assets is 2,203MW. The Consortium will establish an onshore special purpose company and continue the acquisition process.

Electricity generated will mainly be sold to National Power Corporation, the Philippines' government-owned utility company, by way of long-term electricity purchase and fuel supply contracts.

The Consortium is being advised by Sumitomo Mitsui Banking Corporation of Japan and ING Bank N.V. of the Netherlands as financial advisors on cashflow evaluation and financing plan.

TEPCO trusts that, through utilizing its technical expertise and O&M know-how, it will be able to contribute to the Philippines' electricity sector. TEPCO continues to develop overseas investment business in a proactive manner for further growth.

Marubeni identifies Overseas IPP as one of the top priority field of investment, and expanding its global asset portfolio. By participation to this acquisition, Marubeni will strengthen its high presence as one of the largest IPP player in the market of Philippines, together with contributing to the development of power project which is an essential infrastructure in the country.

Appendix : Project Overview (74KB)

82-616

Marubeni Corporation

News

Information about a Comprehensive Affiliation with ITC in India

Marubeni Corporation
Dec 25, 2006

Marubeni Corporation (Marubeni) has recently agreed to embark on a comprehensive affiliation with ITC Limited (ITC), with foodstuffs as the principle area of business. ITC is one of the most important conglomerates in India.

Since the establishment of its Bombay office in 1952, Marubeni has been actively engaged in business in India. In 1996, Marubeni became the first major Japanese general trading company to establish a local subsidiary in India. The company has undertaken power plant construction projects and other projects, and has traded cotton yarn, iron ore and machinery/chemicals. To date, the company has been engaged in the export of tea leaves, marine products and soybean extract in the foodstuffs category. India has been growing in recent years and Marubeni positions the country not only as a producer, as has been the case so far, but also as a giant consumer market over the medium term. In April this year, Marubeni assigned to India full-time employees in the area of foodstuffs.

1. Outline of and Background to the Affiliation

Under this affiliation, Marubeni and ITC will together examine the possibility of accomplishing the following objectives: 1) the joint handling of the export of soybean extract/maize, maize products and fruit and vegetables produced in India; 2) the joint establishment of the infrastructure for grain, including silos; 3) the joint engagement in the business of pressed oil and soy-bean protein production; and 4) the joint handling of textiles and chemicals, such as plastics. Marubeni has been engaged in business with ITC in the area of soybean extract produced in India, but has signed a basic agreement for the affiliation with a view to a more extensive undertaking. This is the first comprehensive initiative taken between an Indian firm and a Japanese general trading company.

2. About ITC

Company Name: ITC Limited (formerly The Imperial Tobacco Company of India Limited)

Business Activities: Tobacco (the largest company in India), hotels (manages the Sheraton in India), paper manufacturing, printing, farm produce, processed foods, apparel and other areas. ITC is one of the most important conglomerates in India. It ranked third in India's private corporations in terms of after-tax income for the term ending in March 2006. Annual sales of the department handling farm and marine products in its International Business Division reached approximately 40 billion yen, accounting for about ten percent of the sales of the entire company. ITC handles the export of livestock feed, food grain, coffee, spices, fruits, prawns and other products. In addition, the company is promoting the introduction of a system called "e-Choupal," which connects some 20,000 farm villages via an IT network and manages the supply and demand and production histories of 300 million farm families. This system has been adopted as a teaching material at Harvard Business School and has attracted global attention.

Established : 1908
Employees : approximately 20,000
Capital : 3.8 billion rupees (approx. 9.6 billion yen)
Business Results : (Million Yen)

	Period ending in March 2005	Period ending in March 2006
Sales	346,428	421,018
After-tax income	55,881	57,001

82-616

Marubeni CORPORATION

News

Marubeni Participates in Komatsu Distributor in Vietnam

Marubeni Corporation
Dec 28, 2006

Marubeni Corporation (President: Nobuo Katsumata; Head office: Chiyoda-ku, Tokyo, hereinafter called "Marubeni") has signed Share Assignment Agreement with Komatsu Construction Equipment Trading and Technical Service of Vietnam Joint Stock Company(President & CEO: Nguyen Thanh Cong; Head office Hanoi City, Vietnam, hereinafter called "KVN") on an equity participation of 30% in KVN by subscribing new shares issued by KVN. Marubeni's purchase price is approximately US$4mil.

Marubeni has been exporting Komatsu Construction Equipment to Vietnam for a long time and came to the above agreement with KVN after a series of discussion with them on expansion of construction machine business in Vietnam to respond to the strong demand in mining sector and construction sector.

We expect that the size of construction equipment required in mining sector, especially in coal mining will be larger and larger, and we also expect that various infrastructure projects in Vietnam will require more construction equipment.
Marubeni will expand Komatsu construction equipment business in Vietnam by strengthening the sales network and support system in KVN.

<Outline of KVN>
Incorporation : October, 2003
Location : Hanoi City, Socialist Republic of Viet Nam
President : Mr. Nguyen Than Cong
Major Shareholders (percent of shares) : Mr. Nguen Than Cong(61%), Marubeni Corporation(30%)

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Marubeni CORPORATION

News

Acquisition of Paper Distribution Company in U.S. by Marubeni Corporation - established strategic sales channel in North America

Marubeni Corporation
Jan 16, 2007

Marubeni Corporation ("MC") together with its U.S. affiliate Marubeni America Corporation acquired 100% stake of a Connecticut based paper distribution company called Intragrated Resources Holdings Inc. ("IRH") on January 11, 2007.
IRH is the parent company of A.T. Clayton and Co. Inc., a large privately owned U.S. paper distributor, and J. S. Eliezer Associates, Inc., the preeminent printing production consultant, both of which serve the catalog, direct mail and magazine industries.

IRH has unique skill set which is to sell paper through printing consultation, offering customers cost savings and lead-time reduction. They have strong relationship with large end users in the whole United States and hold a market share of 7% in coated ground wood market in U.S..

U.S. paper and paperboard market size is about 100 million tons annually, the largest in the world. Among that, printing and writing paper consumption is still growing at 2% p.a. while other advanced countries' markets are matured already. U.S. demand expansion is supported by the growth of general consumer product markets based on the steady increase of population, which is rare in the advanced countries.

In the meantime, U.S. paper manufacturers have reduced their capacities which lead to increased imports. Especially, coated ground wood import is 1.7 million tons out of the whole demand of 6 million. Considering the upcoming capacity growth in Japan, U.S. is one of the good candidates as future export market for Japanese manufacturers. Historically there has never been a coated ground wood export from Japan to U.S., however, IRH could be a strong tool for the future opportunity.

MC will be the pioneer among the Japanese companies to enter the paper distribution in growing U.S. market. After the acquisition, MC would further increase the market share and develop stronger presence in pulp and paper industry.

Profile of Intragrated Resources Holdings Inc.
Headquarters : Stamford, Connecticut
C. E. O. : Mr. Mark J. Vallely
Number of employees : 50 as group total
Business : wholesale of printing paper and consulting on printing
Annual sales : about $500 million (600 thousand tons)
Subsidiaries : A. T. Clayton & Co., Inc. J. S. Eliezer Associates, Inc.

82-616

Marubeni CORPORATION

News

Acquisition of Finance Leasing Company in the U.S.

Marubeni America Corporation
Marubeni Corporation
Jan 18, 2007

Marubeni America Corporation ("MAC") has entered into the finance leasing industry in the United States with the launch of a new subsidiary, CoActiv Capital Partners LLC ("CCP"), retaining the employees and most of the lease assets of Partners Equity Capital Company ("PECC").

The Marubeni Group has identified the leasing and financial services industry as one of its strategic segments in the new mid-term business plan, "G" PLAN and will expand the leasing business by focusing on vendor finance lease programs to medical equipment and office technology manufacturers, and outsourcing small ticket leasing services to U.S. banks, areas in which PECC is specialized. In the U.S., the general equipment lease market has new leasing demand of over $50 billion annually.

The former PECC management team, most of which grew the leasing business rapidly as part of the management team at the leasing subsidiary of Tokai Bank in the 90's, has extensive experience in providing finance programs to Japanese manufacturers in the U.S. and outsourcing services to U.S. banks. This experience, together with the Marubeni Group's extensive business network, industry relationships, and financial backing, will enable CCP to expand its leasing assets to about $300 million within two years.

The Marubeni Group has established its operating lease operations such as refrigerated trailer leasing, auto leasing, and freight railcar leasing in the U.S. and will broaden and expand its stable revenue base by diversifying its lease portfolio and stepping its long term lease assets up with the full-sale entry to the vendor finance leasing segment for small ticket equipment.

Company Profile
Name : CoActiv Capital Partners LLC
Address : 655 Business Center Drive, Horsham PA 19044 USA
C. E. O. : Donald P. Campbell
# of employees : 45
Business Description:
Vendor finance leasing program to the medical equipment and office technology manufacturers
Outsourcing small ticket leasing services to U.S. banks
Major Vendors : Panasonic Broadcast, OKI Data

82-616

Marubeni CORPORATION

News

Marubeni and Teekay join Sea NG in global alliance for marine compressed natural gas shipping

Marubeni Corporation
Jan 24, 2007

Marubeni Corporation ("Marubeni") announced today that Marubeni and Teekay Shipping Corporation ("Teekay") have formed a strategic alliance with Sea NG Corporation ("Sea NG"), in which Marubeni has certain portion of equity share, for the worldwide commercial deployment of Sea NG's Coselle system for transporting compressed natural gas (CNG) by ship.

The Coselle ship is the only marine vessel fully approved by any international marine classification society for the carriage of CNG. Coselle ships will transport moderate volumes of natural gas (30 to 700 mmscf) over medium distances (200 to 1500 miles). The Coselle system of CNG will economically and reliably serve the segment of the market that cannot effectively be supplied by pipelines or liquefied natural gas (LNG). Marine CNG will open pathways for gas delivery to island communities, smaller industrial consumers and will considerably enhance the value of marginal and stranded gas fields.

In September 2006, the American Bureau of Shipping approved for construction the Coselle ship. The Coselle is a unique, patented system for storing high-pressure gas in a coil of small diameter pipe. Numerous Coselles are contained within the specially-designed ship. This storage system has significant cost and safety advantages over conventional large diameter pressure cylinders.

Another major advantage of the Coselle system is that it requires minimal on-shore facilities. Gas can be loaded and discharged at simple port-side pipeline facilities, which greatly reduces environmental, land-use and financial concerns. Gas can also be trans-shipped at offshore buoys if a port is not accessible.

Marine transportation projects using the Coselle system are currently under development in numerous countries.

Marubeni will support comprehensively to maximize the chances of success for its projects by utilizing its global network and its expertise in the implementation of major capital projects worldwide.

<Company profile of Sea NG>
Company Name: Sea NG Corporation
Address: 750, 101 – 6th Avenue SW, Calgary, AB, T2P 3P4 Canada
Foundation: 2005
Representative: Mr. David Stenning, President & CEO
Business: Development and implementation of Marine CNG projects using its proprietary Coselle system

<Company profile of Teekay>
Company Name: Teekay Shipping Corporation
Address: Bayside Executive Park, West Bay Street & Blake Road, Nassau, The Bahamas
Foundation: 1973
Representative: Capt, David Glendinning, President Teekay Gas Services

Business: Provide a comprehensive marine services to the world's leading oil and gas companies



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Launch of Business to Offer Resources for Protein Crystallization Experiment in Space
- Biotech Business using the International Space Station -



Photo 1: Protein Crystal (Courtesy: JAXA)

Confocal Science, Inc.
Maruwa Foods and Biosciences, Inc.
Patcore, Inc.
Marubeni America Corporation

January 26, 2007

As a contractor of the Japan Aerospace Exploration Agency (hereinafter JAXA), Confocal Science, Inc. has launched a "Business to Offer Space Experiment Resources for Protein Crystallization Experiment in Space Using The International Space Station (Photo 2)" in collaboration with Maruwa Foods and Biosciences, Inc., Patcore, Inc., and Marubeni America Corp. This business is world's first and only commercial service to offer an experiment opportunity for atomic resolution protein crystallization under microgravity environment inside the International Space Station, using the Russian Service Module resource subcontracted through JAXA. Confocal Science, Inc., as an administrative manager, takes care of overall project management tasks including sample optimization and data management. Maruwa Foods and Biosciences, Inc. takes care of the experiments, Patcore, Inc. takes care of marketing in Japan, and Marubeni America Corp. takes care of marketing outside of Japan. Progress cargo spacecraft, carrying the first commercial samples for the space experiment, was launched from the Baikonur Cosmodrome in Kazakhstan on January 18, 2007.



Photo 2; International Space Station (Courtesy: NASA)

Completion of human genome mapping prompted the Structure-based Drug Design (SBDD) utilizing the 3D structure information of disease-related proteins, but the useful information may not be always available. The lack of high-quality crystal of such protein, which is necessary for high-precision

structure analysis, often becomes a bottleneck. Influence of gravity on the earth is considered to be one of the reasons for such a difficulty in protein crystallization. By conducting experiments in the ISS, where the influence of gravity is negligible, convection flow and gravitational sedimentation of the sample solution can be almost eliminated. The quality improvement of protein crystals have been confirmed through the past experiments (non-commercial base research) in the ISS. (Table 1)



Effects of Microgravity

	On the ground	In space
Suppression of cluster-like formation		
Improvement of Mosaicity	0.523	0.209
Improvement of Resolution	1.20Å 1.20Å 4Å	0.89Å 0.9Å 2.0Å
Overcoming twinning		21.8%→1%
Different Space Groups	$P2_12_12_1$ 50.0 67.7 130.1	$P2_12_12_1$ 50.3 65.9 137.5; $P4_12_12$ 67.4 67.4 26[illegible].4; $P2_1$ 67.5 [illegible].6 76.1 104.7

Table 1: Data showing improvement in crystal quality when crystallized in the space (Courtesy: JAXA)

The precise structure information, made possible by the high quality crystals formed in the space, will enable the efficient research & development of useful drugs (drug discovery), and we believe there is a huge demand from universities, pharmaceutical companies and drug discovery ventures, and forecasting around US$1 million for annual sales in the next fiscal year as being virtually the first year of operation.



Photo 3: Result of atom arrangement analysis in protein molecule (Alpha- Amylase). Red marks show position of Hydrogen atoms, which usually cannot be seen otherwise. (Courtesy: JAXA)

The warm welcome from the participants of the world academic conferences in 2006 (American Crystallographic Association: July/Hawaii, ECM23: August/Belgium, ICCBM21: August/Quebec, Canada) to our presentations made ourselves well realize the size of the market demand. In the US, we signed an Non-Disclosure Agreement with a famous biotech venture company and are having discussion on this business. We also had a presentation on benefits of the space experiment at an academic conference in South San Francisco, CA (Advance in Protein Crystallography) to the leading researchers of the world on January 24, 2007.

Confocal Science, Inc. is an expert of crystallization service in microgravity environment with accumulated know-how. The company totally supports customers' needs, from the entry to the space experiment to the X-ray diffraction data collection for protein structural analysis.

Maruwa Foods and Biosciences, Inc. is an expert in purification of proteins and its functional analysis and crystallization and X-ray diffraction structural analysis, with unique technology and empirical know-how. The company has been participating in many protein crystallization experiments using the ISS environment.

Patcore, Inc. provides variety of services to life science industry in Japan to support the drug discovery activities. This service accelerates drug discovery process more by combining the company's custom synthesis service for lead compounds or fragments.

Marubeni America Corporation's business focus, in the so-called biotech business, is life science equipment, reagents and software for drug discovery research. The company has the expertise in this field through the marketing of research tools for protein crystallography and through the operation of Structure-based Drug Discovery venture, Fazix Corp. (New York, NY). World's largest pharmaceuticals company and the drug discovery ventures are mostly located in the US or Europe, and Marubeni will execute an aggressive marketing campaign utilizing its business network.

[Confocal Science, Inc.]

- Established: 2004
- Capital: ¥3,000,000
- Chief Executive: Hiroaki Tanaka
- Address: 4-33-27-410, Tsurumaki, Setagaya-ku, Tokyo 154-0016 JAPAN
- Business: Confocal Science is a company of research design and consultation in the field of

nano-biotechnology research and development

1. High-resolution protein crystallization
2. Development, manufacturing and sales of research tools
3. Consulting for protein crystallization for structural analysis

- Home Page: http://www.confsci.co.jp

[Maruwa Foods and Biosciences, Inc.]

- Established:1972
- Capital: ¥23,000,000
- Chief Executive: Koji INAKA, Ph.D.
- Address: 170, Tsutsui-cho, Yamatokoriyama, Nara 639−1123, Japan
- Business:

1. Soft Seaweed candies, Soft Wakame Seaweed candies、Mannan Jelly. Development and production of other Seaweed related products.
2. Protein crystallization and sample preparation. Structure analysis and data refinement.

- Home Page: http://www.maruwafoods.jp

[Patcore, Inc.]

Established: 2003

Capital: ¥5,000,000

Chief Executive: Masami Fujiki

Address: TOM Square, AioiSonpo Shinjuku Bld. 3-25-3, Yoyogi, Shibuya-ku, Tokyo 151-0053 JAPAN

Business:

1. Various services to support drug discovery activities such as custom synthesis of small molecules.
2. Consultation and development of research IT systems.

- Home Page: http://www.patcore.com

[Marubeni America Corporation]

- Established: 1951
- Capital: US$422.894,000 (100% Subsidiary of Marubeni Corp., Japan)
- Chief Executive Officer: Michio KUWAHARA
- Head Office: 450 Lexington Avenue, New York, NY 10017, USA
- Home Page: http://www.marubeni-usa.com/main.html
- Annual Sales: $2,421Million
- Business: Trading House. Distribution of goods and services, and Investment

82-616

Marubeni CORPORATION

News

The acquisition of Industrial Conveyor Belt Distributor, Belterra Corporation in Canada

Marubeni Corporation
Marubeni America Corporation
Jan 29, 2007

Marubeni America Corporation (''MAC'') and Marubeni Corporation ("MC" in Japan) announced that they jointly acquired 100% equity ownership of Belterra Corporation (''BC''), one of the largest industrial conveyor belt distributors in Canada.

BC has a total of twelve branches in Canada, including its headquarters in Delta, British Columbia. BC distributes industrial rubber conveyor belts, steel cord belt, and other related rubber materials, serving various industrial sectors from the branch offices. BC enjoys one of the largest sales networks in Canada and maintains top market position in Western Canada. BC provides 24/7 maintenance service to its customers, including dispatch service to the customers' own sites. BC's customer-oriented maintenance service has earned it a reputation for being the best in the industry.

MC has established the value-chain network for rubber materials. The network includes upstream, downstream, natural rubber, synthetic rubber, tire, and conveyor-belt distributors. BC will help promote MC's global rubber businesses in the future. This type of value-add has recently been demonstrated by MC's recent acquisition of an automobile tire distributor in Thailand.

MAC has been selling conveyor belts for more than 20 years, primarily focusing on the distribution network and finance / lease businesses. MAC anticipates massive population and regional market growth in North America and believes it still offers the largest industrial conveyor belt market, estimated at approximately US$500 million. North America is expected to grow further, due to the consistent demand from the key industries such as natural resources and energy sectors, as well as the distribution businesses driven by population growth. With the acquisition of BC, Marubeni hopes to capture a significant portion of this business.

<Profile of Belterra Corporation>
Headquarters: Delta, British Columbia, Canada
President: Mr. Albert J.A. Lavoie
Number of Employee: 191
Business: Distributor of Industrial conveyor belt, hose, other material, and service
Annual sales: Can$55 Million
Offices: 12 locations in Canada

82-616

Marubeni CORPORATION

News

Contract award for supply of Hot Strip Mill by JSW Steel in India

Marubeni Corporation
Mitsubishi-Hitachi Metals Machinery, Inc.
Jan 29, 2007

Marubeni Corporation ("Marubeni"), jointly with Mitsubishi-Hitachi Metals Machinery, Inc. ("Mitsubishi-Hitachi"), is awarded a contract by JSW Steel Limited, a steel company in private sector in India, for supply of Hot Strip Mill with annual capacity of 3.5 million ton under Phase-I and option to increase the capacity to 5 million ton under Phase II. Phase I is planned for commissioning within 27 months.

The contract price is approximately Japanese Yen 16 billion. Marubeni will be a prime contractor and Mitsubishi-Hitachi will design and supply the mechanical equipments.

JSW Steel Limited, with the steel operation based in Toranagallu, is a core unit of JSW Group, an Indian major conglomerate. Presently, JSW Steel has the annual production capacity of 3.8 million ton crude steel but in order to deal with rapid increase of steel demand, it is implementing the expansion plan to increase annual production up to 6.8 million ton crude steel by 2008.

The rolling equipment to be supplied by Marubeni, as a core facility among such expansion plan, will produce wide range of products including high grade steel sheet for automobile application.

With the competition with European suppliers, the contract was given to Marubeni as a result of JSW's consideration of Marubeni's ability to coordinate and promote the project and Mitsubishi-Hitachi's full engineering capability and rich supply experience.

There are number of mega steel projects planned in India, and Marubeni, with the success of receiving this sizable order, will continue to develop the project in Indian market. Mitsubishi-Hitachi will build the confidence as a top manufacturer promoting the world-leading unique technology such as Pair Cross Mill.

<Company Profile of JSW Steel Limited>
Location: Mumbai, Maharshtra, India
Date of Incorporation: March 1994
Share Capital: US$110 million (Equivalent amount in Rupee)

END